Exhibit P

Skadden, Arps, Slate, Meagher & Flom llp

525 University Avenue

Palo Alto, California 94301

______

TEL: (650) 470-4500

FAX: (650) 470-4570

www.skadden.com

July 8, 2022

Twitter, Inc. 1355 Market Street, Suite 900 San Francisco, CA 94103 Attn: Vijaya Gadde, Chief Legal Officer

Dear Ms. Gadde:

We refer to (i) the Agreement and Plan of Merger by and among X Holdings I, Inc., X Holdings II, Inc. and Twitter, Inc. dated as of April 25, 2022 (the “Merger Agreement”) and (ii) our letter to you dated as of June 6, 2022 (the “June 6 Letter”). As further described below, Mr. Musk is terminating the Merger Agreement because Twitter is in material breach of multiple provisions of that Agreement, appears to have made false and misleading representations upon which Mr. Musk relied when entering into the Merger Agreement, and is likely to suffer a Company Material Adverse Effect (as that term is defined in the Merger Agreement).

While Section 6.4 of the Merger Agreement requires Twitter to provide Mr. Musk and his advisors all data and information that Mr. Musk requests “for any reasonable business purpose related to the consummation of the transaction,” Twitter has not complied with its contractual obligations. For nearly two months, Mr. Musk has sought the data and information necessary to “make an independent assessment of the prevalence of fake or spam accounts on Twitter’s platform” (our letter to you dated May 25, 2022 (the “May 25 Letter”)). This information is fundamental to Twitter’s business and financial performance and is necessary to consummate the transactions contemplated by the Merger Agreement because it is needed to ensure Twitter’s satisfaction of the conditions to closing, to facilitate Mr. Musk’s financing and financial planning for the transaction, and to engage in transition planning for the business. Twitter has failed or refused to provide this information. Sometimes Twitter has ignored Mr. Musk’s requests, sometimes it has rejected them for reasons that appear to be unjustified, and sometimes it has claimed to comply while giving Mr. Musk incomplete or unusable information.

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Mr. Musk and his financial advisors at Morgan Stanley have been requesting critical information from Twitter as far back as May 9, 2022—and repeatedly since then—on the relationship between Twitter’s disclosed mDAU figures and the prevalence of false or spam accounts on the platform. If there were ever any doubt as to the nature of these information requests, the May 25 Letter made clear that Mr. Musk’s goal was to understand how many of Twitter’s claimed mDAUs were, in fact, fake or spam accounts. That letter noted that “Items 1.03 to 1.13 of the diligence request list contain high-priority requests for enterprise data and other information intended to enable Mr. Musk and his advisors to make an independent assessment of the prevalence of fake or spam accounts on Twitter’s platform…” The letter then provided Twitter with a detailed list of requests to this effect.

Since then, Mr. Musk has provided numerous additional follow-up requests, all aimed at filling the gaps in the incomplete information that Twitter provided in response to his broad requests for information relating to Twitter’s reported mDAU counts and reported estimates of false and spam accounts.1 For example, in our letter to you dated June 29, 2022 (the “June 29 Letter”), we referenced Mr. Musk’s request in the May 25 Letter for “information that would allow him ‘to make an independent assessment of the prevalence of fake or spam accounts on Twitter’s platform.’” Because Twitter, by its own admission, provided only incomplete data that was not sufficient to perform such an independent assessment,2 the June 29 Letter “endeavored to be even more specific, and to reduce the burden of the [original] request,” by identifying a specific subset of high priority information, responsive to Mr. Musk’s prior requests, for Twitter to immediately make available.

1 Mr. Musk sought the same information in letters dated June 6, 2022, June 17, 2022, and June 29, 2022. In each of these letters, Mr. Musk referenced his information rights under Section 6.4 of the Merger Agreement. Twitter has thus been on notice of the information sought by Mr. Musk—and the contractual bases for these requests—for two months. For the past month, Mr. Musk has been clear that he views Twitter’s non-responsiveness as a material breach of the Merger Agreement giving him the right to terminate the Merger Agreement if uncured. See June 6, 2022 (explaining that Twitter was “refusing to comply with its obligations under the Merger Agreement”). Thus, Mr. Musk has been clear about his requests, his right to seek such information, and his view regarding Twitter’s material breach of the Merger Agreement.

2 See your letter to us dated June 20, 2022 (noting that the information Twitter was agreeing to provide was “insufficient to perform the spam analysis that [Mr. Musk] purport[s] to wish to do.”).

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Notwithstanding these repeated requests over the past two months, Twitter has still failed to provide much of the data and information responsive to Mr. Musk’s repeated requests, including, but not limited to:

1.	Information related to Twitter’s process for auditing the inclusion of spam and fake accounts in mDAU. Twitter has still not provided much of the information specifically requested by Mr. Musk in Sections 1.01-1.03 of the May 19 diligence request list that is necessary for him to make an assessment of the prevalence of false or spam accounts on its website. As recently as the June 29 Letter, Mr. Musk reiterated this long-standing request for information related to Twitter’s sampling process for detecting fake accounts. The June 29 Letter identified specific data necessary to enable Mr. Musk to independently verify Twitter’s representations regarding the number of mDAU on its platform—including, but not limited to (1) daily global mDAU data since October 1, 2020; (2) information regarding the sampling population for mDAU, including whether the mDAU population used for auditing spam and false accounts is the same mDAU population used for quarterly reporting; (3) outputs of each step of the sampling process for each day during the weeks of January 30, 2022 and June 19, 2022; (4) documentation or other guidance provided to contractor agents used for auditing mDAU samples; (5) information regarding the user interface of Twitter’s ADAP tool and any internal tools used by the contractor agents; and (6) mDAU audit sampling information, including anonymized information identifying the contractor agents and Quality Analyst that reviewed each sampled account, the designation given by each contractor agent and Quality Analyst, and the current status of any accounts labelled “compromised.” A subsequent request along these lines should not have been necessary, as this information should have been provided in response to Mr. Musk’s original diligence request. Yet, to date, Twitter has not provided any of this information.

2.	Information related to Twitter’s process for identifying and suspending spam and fake accounts. In addition to information regarding Twitter’s mDAU audits, the June 29 Letter also reiterated requests for data specifically identified in Sections 1.04-1.05 of the May 19 diligence request list regarding Twitter’s methodology and performance data relating to identification and suspension of spam and false accounts, including, but not limited to, information regarding account suspensions, including information sufficient to identify daily numbers of account suspensions since October 2020 and numbers of account suspensions for each of Twitter’s internal reasons for suspension. In addition, during the June 30, 2022 call, Twitter’s representatives indicated for the first time that the workflow and processes for detecting spam and false accounts in the mDAU population is different and separate from the workflow and processes for identifying and suspending accounts in violation of Twitter’s policies. On that call, Twitter indicated that it would not be willing to provide information regarding the methodologies employed to identify and suspend such accounts.

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3.	Daily measures of mDAU for the past eight (8) quarters. On June 17, 2022 (the “June 17 Letter”) Mr. Musk reiterated his request for “access to the sample set used and calculations performed, as well as any related reports or analysis, to support Twitter’s representation that fewer than 5% of its mDAUs are false or spam account.” To that end, Mr. Musk requested that Twitter provide “daily measures of mDAU for the previous eight quarters, and through the present.” This information is derivative of the information Mr. Musk first sought in Sections 1.01-1.03 of the May 19 diligence request list. Although Twitter has provided certain summary data regarding the mDAU calculations, Twitter has not provided the complete daily measures as requested.

4.	Board materials related to Twitter’s mDAU calculations. In the June 17 Letter, Mr. Musk requested a variety of board materials and communications related to Twitter’s mDAU metric, its calculation of the number of spam and false accounts, its disclosure of the mDAU metric, and the company’s disclosure of the number of spam accounts on the platform. Twitter has provided an incomplete data set in response to this request, and has not provided information sufficient to enable Mr. Musk to make an independent assessment of Twitter’s board and management’s understanding of its mDAU metric.

5.	Materials related to Twitter’s financial condition. Mr. Musk is entitled, under Section 6.4 of the Merger Agreement to “all information concerning the business … of the Company … for any reasonable business purpose related to the consummation of the transactions” and under Section 6.11 of the Merger Agreement, to information “reasonably requested” in connection with his efforts to secure the debt financing necessary to consummate the transaction. To that end, Mr. Musk requested on June 17 a variety of board materials, including a working, bottoms-up financial model for 2022, a budget for 2022, an updated draft plan or budget, and a working copy of Goldman Sachs’ valuation model underlying its fairness opinion. Twitter has provided only a pdf copy of Goldman Sachs’ final Board presentation.

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In short, Twitter has not provided information that Mr. Musk has requested for nearly two months notwithstanding his repeated, detailed clarifications intended to simplify Twitter’s identification, collection, and disclosure of the most relevant information sought in Mr. Musk’s original requests.

While Twitter has provided some information, that information has come with strings attached, use limitations or other artificial formatting features, which has rendered some of the information minimally useful to Mr. Musk and his advisors. For example, when Twitter finally provided access to the eight developer “APIs” first explicitly requested by Mr. Musk in the May 25 Letter, those APIs contained a rate limit lower than what Twitter provides to its largest enterprise customers. Twitter only offered to provide Mr. Musk with the same level of access as some of its customers after we explained that throttling the rate limit prevented Mr. Musk and his advisors from performing the analysis that he wished to conduct in any reasonable period of time.

Additionally, those APIs contained an artificial “cap” on the number of queries that Mr. Musk and his team can run regardless of the rate limit—an issue that initially prevented Mr. Musk and his advisors from completing an analysis of the data in any reasonable period of time. Mr. Musk raised this issue as soon as he became aware of it, in the first paragraph of the June 29 Letter: “we have just been informed by our data experts that Twitter has placed an artificial cap on the number of searches our experts can perform with this data, which is now preventing Mr. Musk and his team from doing their analysis.” That cap was not removed until July 6, after Mr. Musk demanded its removal for a second time.

Based on the foregoing refusal to provide information that Mr. Musk has been requesting since May 9, 2022, Twitter is in breach of Sections 6.4 and 6.11 of the Merger Agreement.

Despite public speculation on this point, Mr. Musk did not waive his right to review Twitter’s data and information simply because he chose not to seek this data and information before entering into the Merger Agreement. In fact, he negotiated access and information rights within the Merger Agreement precisely so that he could review data and information that is important to Twitter’s business before financing and completing the transaction.

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As Twitter has been on notice of its breach since at least June 6, 2022, any cure period afforded to Twitter under the Merger Agreement has now lapsed. Accordingly, Mr. Musk hereby exercises X Holdings I, Inc.’s right to terminate the Merger Agreement and abandon the transaction contemplated thereby, and this letter constitutes formal notice of X Holding I, Inc.’s termination of the Merger Agreement pursuant to Section 8.1(d)(i) thereof.

In addition to the foregoing, Twitter is in breach of the Merger Agreement because the Merger Agreement appears to contain materially inaccurate representations. Specifically, in the Merger Agreement, Twitter represented that no documents that Twitter filed with the U.S. Securities and Exchange Commission since January 1, 2022, included any “untrue statement of a material fact” (Section 4.6(a)). Twitter has repeatedly made statements in such filings regarding the portion of its mDAUs that are false or spam, including statements that: “We have performed an internal review of a sample of accounts and estimate that the average of false or spam accounts during the first quarter of 2022 represented fewer than 5% of our mDAU during the quarter,” and “After we determine an account is spam, malicious automation, or fake, we stop counting it in our mDAU, or other related metrics.” Mr. Musk relied on this representation in the Merger Agreement (and Twitter’s numerous public statements regarding false and spam accounts in its publicly filed SEC documents) when agreeing to enter into the Merger Agreement. Mr. Musk has the right to seek rescission of the Merger Agreement in the event these material representations are determined to be false.

Although Twitter has not yet provided complete information to Mr. Musk that would enable him to do a complete and comprehensive review of spam and fake accounts on Twitter’s platform, he has been able to partially and preliminarily analyze the accuracy of Twitter’s disclosure regarding its mDAU. While this analysis remains ongoing, all indications suggest that several of Twitter’s public disclosures regarding its mDAUs are either false or materially misleading. First, although Twitter has consistently represented in securities filings that “fewer than 5%” of its mDAU are false or spam accounts, based on the information provided by Twitter to date, it appears that Twitter is dramatically understating the proportion of spam and false accounts represented in its mDAU count. Preliminary analysis by Mr. Musk’s advisors of the information provided by Twitter to date causes Mr. Musk to strongly believe that the proportion of false and spam accounts included in the reported mDAU count is wildly higher than 5%. Second, Twitter’s disclosure that it ceases to count fake or spam users in its mDAU when it determines that those users are fake appears to be false. Instead, we understand, based on Twitter’s representations during a June 30, 2022 call with us, that Twitter includes accounts that have been suspended—and thus are known to be fake or spam—in its quarterly mDAU count even when it is aware that the suspended accounts were included in mDAU for that quarter. Last, Twitter has represented that it is “continually seeking to improve our ability to estimate the total number of spam accounts and eliminate them from the calculation of our mDAU…” But, Twitter’s process for calculating its mDAU, and the percentage of mDAU comprised of non-monetizable spam accounts, appears to be arbitrary and ad hoc. Disclosing that Twitter has a reasoned process for calculating mDAU when the opposite is true would be false and misleading.

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Twitter’s representation in the Merger Agreement regarding the accuracy of its SEC disclosures relating to false and spam accounts may have also caused, or is reasonably likely to result in, a Company Material Adverse Effect, which may form an additional basis for terminating the Merger Agreement. While Mr. Musk and his advisors continue to investigate the exact nature and extent of this event, Mr. Musk has reason to believe that the true number of false or spam accounts on Twitter’s platform is substantially higher than the amount of less than 5% represented by Twitter in its SEC filings. Twitter’s true mDAU count is a key component of the company’s business, given that approximately 90% of its revenue comes from advertisements. For this reason, to the extent that Twitter has underrepresented the number of false or spam accounts on its platform, that may constitute a Company Material Adverse Effect under Section 7.2(b)(i) of the Merger Agreement. Mr. Musk is also examining the company’s recent financial performance and revised outlook, and is considering whether the company’s declining business prospects and financial outlook constitute a Company Material Adverse Effect giving Mr. Musk a separate and distinct basis for terminating the Merger Agreement.

Finally, Twitter also did not comply with its obligations under Section 6.1 of the Merger Agreement to seek and obtain consent before deviating from its obligation to conduct its business in the ordinary course and “preserve substantially intact the material components of its current business organization.” Twitter’s conduct in firing two key, high-ranking employees, its Revenue Product Lead and the General Manager of Consumer, as well as announcing on July 7 that it was laying off a third of its talent acquisition team, implicates the ordinary course provision. Twitter has also instituted a general hiring freeze which extends even to reconsideration of outstanding job offers. Moreover, three executives have resigned from Twitter since the Merger Agreement was signed: the Head of Data Science, the Vice President of Twitter Service, and a Vice President of Product Management for Health, Conversation, and Growth. The Company has not received Parent’s consent for changes in the conduct of its business, including for the specific changes listed above. The Company’s actions therefore constitute a material breach of Section 6.1 of the Merger Agreement.

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Accordingly, for all of these reasons, Mr. Musk hereby exercises X Holdings I, Inc.’s right to terminate the Merger Agreement and abandon the transaction contemplated thereby, and this letter constitutes formal notice of X Holding I, Inc.’s termination of the Merger Agreement pursuant to Section 8.1(d)(i) thereof.

Sincerely,

/s/ Mike Ringler
Mike Ringler
Skadden, Arps, Slate, Meagher & Flom LLP

cc:
Katherine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Martin W. Korman, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Douglas K. Schnell, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Remi P Korenblit, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Alan Klein, Simpson Thacher & Bartlett LLP
Anthony F. Vernace, Simpson Thacher & Bartlett LLP
Katherine M. Krause, Simpson Thacher & Bartlett LLP

Elon Musk
Alex Spiro, Quinn Emanuel Urquhart & Sullivan, LLP
Andrew Rossman, Quinn Emanuel Urquhart & Sullivan, LLP

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